Exhibit 99.1

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2024/05/07

2. Date of completion of capitalization change registration: 2024/05/07

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$125,290,339,750; the shares outstanding are 12,529,033,975 shares; book value per share is NT$30.16

(2) After the capital reduction: The paid-in capital is NT$125,285,889,070; the shares outstanding are 12,528,588,907 shares; book value per share is NT$30.16

Note : Net worth per share was calculated based on the consolidated financial statements for the first quarter of 2024 reviewed by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None